# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CATO CORP, CIK 0000018255
CUSIP: 149205106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 8100 Denmark Road, Charlotte, North Carolina (NC), 28273
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 1448430

## Reporting persons
- Aldebaran Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Indiana (IN); sole voting power 1,123,131; shared voting power 0; sole dispositive power 1,123,131; shared dispositive power 0; aggregate amount beneficially owned 1,123,131 (5.97% of the class)
  Comment: Aldebaran Capital, LLC possesses voting power and investment power over its advisory client accounts and may be deemed to be beneficial owner of the securities listed in Item 4. However, being that the securities in Item 4 are held in individual client accounts, the filing of this statement shall not be construed as an admission that Aldebaran Capital, LLC for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of the securities covered by this statement.

## Item 1. Issuer
Name of issuer: CATO CORP
Address of issuer's principal executive offices: 8100 Denmark Road, Charlotte, NC 28273

## Item 2. Person Filing
Name of person filing: Aldebaran Capital, LLC
Address of principal business office or, if none, residence:
10293 N. Meridian St., Ste. 300
Carmel, IN 46290
Citizenship: State of Indiana

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,123,131
Percent of class: 5.97
Sole power to vote or to direct the vote: 1,123,131
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,123,131
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aldebaran Capital, LLC: Kenneth R. Skarbeck, President (11/08/2024)